As filed with the Securities and Exchange Commission on July 12, 2000
                                                              File No. 333-36522


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                   Form SB-1/A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           WHOLESALE ON THE NET, INC.
             (Exact name of registrant as specified in its charter)

      Nevada                           522200                      75-2823489
-----------------------------     ------------------------    ------------------
(State or jurisdiction of         (Primary Industrial          I.R.S. Employer
incorporation or organization)    Classification Code No.)    Identification No.

          1529 E. I-30, Suite 104, Garland, Texas 75043 (972) 303-0405
   (Address, including the ZIP code & telephone number, including area code of
                    Registrant's principal executive office)

                                Thomas N. Bieger
          1529 E. I-30, Suite 104, Garland, Texas 75043 (972) 303-0405
 (Name, address, including zip code, and telephone number, including area code of agent for service)

                                   Copies to:
                            T. Alan Owen & Associates
                                Attorneys at Law
                       1112 East Copeland Road, Suite 420
                             Arlington, Texas 76011
                                 (817) 460-4498

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.


                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

Title of Each         Amount   Proposed Maximum     Proposed          Amount of
Class of Securities    To be    Offering Price   Maximum Aggregate  Registration
to be Registered    Registered     Per Unit       Offering Price        Fee
--------------------------------------------------------------------------------

Common Stock,
$0.001 par value
Minimum                200,000      $0.25           $   50,000          $278
Maximum              4,000,000      $0.25           $1,000,000          $278
--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                         Initial public offering
                                                                      prospectus
                           Wholesale On The Net, Inc.

                Minimum of 200,000 shares of common stock, and a
                   Maximum of 4,000,000 shares of common stock
                                 $0.25 per share


We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our sole officer and director, Thomas Bieger. The offering price was determined arbitrarily and we will raise a minimum of $50,000 and a maximum of $1,000,000. The funds will be held in escrow by an attorney until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on December 31, 2000 and should we not sell the minimum amount and funds are returned to investors, no interest will be paid on these funds.


The Offering:
                  Per Share    Minimum     Maximum
                  ---------   --------    ----------
Public Price . . .  $0.25     $ 50,000    $1,000,000



There is currently no market for our securities.

                          ----------------------------

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" Beginning on Page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.
                          -----------------------------


                     This Prospectus is dated July 12, 2000

                               PROSPECTUS SUMMARY

OUR COMPANY


         We were incorporated on June 30, 1999 in the State of Nevada. We are engaged in the sale of products over the internet. We currently sell framed art, water filters and air filters and purifiers. Sales to date have been limited. We will focus totally on sales of products over the internet by entering into agreements with suppliers to provide us products where we can sell them wholesale over the internet. The funds from this offering will allow us to begin advertising, make strategic marketing alliances and make agreements with other suppliers in order to increase sales. The minimum funds raised in this offering will take us to a point where we reach the operating stage.


THE OFFERING
                                                       Minimum        Maximum
                                                      ---------      ---------
Common stock offered                                    200,000      4,000,000
Total shares outstanding after this offering          1,200,000      5,000,000


Officers, directors and their affiliates will not be able to purchase shares in this offering.


USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:
         o        pay expenses of this offering
         o        develop our website to offer more products and better service
         o        marketing and general working capital

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.



We are a recently formed company, formed in the State of Nevada on July 30, 1999, with limited sales and losses that may continue for the foreseeable future.

We have not achieved profitability and expect to continue to incur net losses for the foreseeable future. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

We rely on our sole officer for decisions and he will retain substantial control over our business after the offering and may make decisions that are not in the best interest of all stockholders.

Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 50% (or 12% if maximum is sold) of the outstanding common stock. In addition, stockholders who own more than 5% of our common stock will own approximately 33.3% (or 8% if the maximum is sold). As a result, our major stockholders will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.

We may have to raise additional capital which may not be available or may be too costly.

Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund operations through June 2001. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.

We may experience difficulties with our suppliers, we may experience delays, be forced to purchase elsewhere at higher prices or lose customers.

We are dependent on two suppliers for 100% of products to us for shipment or to drop ship products on our behalf on a timely basis. We do not produce our own products and purchase inventory to ship only after we have received an order. It is possible that events beyond our control may affect the ability of our suppliers to deliver merchandise to us or to our customers. Any such event could negatively affect our business since customer orders are often time-sensitive and any delays by our suppliers could cause us to lose customers. If this happens, the value of your investment will decline.




                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.

                              PLAN OF DISTRIBUTION


         This is a direct participation offering of the common stock of our company and is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, Thomas Bieger. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Bieger or introduced to Mr. Bieger and personally contacted by him.

         The money we raise in this offering before the minimum amount is sold will be held under an escrow agreement with T. Alan Owen & Associates, P.C., Attorneys at Law. Such funds will be refunded immediately if the minimum amount is not sold by December 31, 2000.


         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Transfer Company, the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.


                                 USE OF PROCEEDS


         The total cost of the minimum offering, exclusive of any sales commissions paid to participating broker dealers, is estimated to be $15,278, or $32,278 if the maximum is sold consisting primarily of legal, accounting and blue sky fees. There are no agreements or arrangements in place as of the date of this prospectus for participation of any broker dealers in this offering.


         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                         $50,000       $500,000      $1,000,000
                                          Minimum      Midpoint        Maximum
--------------------------------------------------------------------------------

Legal, Accounting & Printing Expenses      8,000         12,000          25,000
Other Offering Expenses                    7,278          7,278           7,278
Net Proceeds to Company                   34,722        480,722         967,722
                                        ---------------------------------------
TOTAL                                   $ 50,000      $ 500,000      $1,000,000


The following describes each of the expense categories:

o legal, accounting and printing expense amount is the estimated costs associated with this offering;

o other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.


         The following table sets forth how we anticipate using the net proceeds to the company:

                                    $50,000          $500,000        $1,000,000
                                    Minimum          Midpoint        Maximum
--------------------------------------------------------------------------------

Development of website              $ 10,000         $  50,000       $ 100,000
Office equipment                       4,000            46,000          64,000
Salaries                                -0-             78,000         172,000
Internet security                       -0-             27,000          27,000
Advertising our website               12,000           215,000         425,000

Agreements to add new products         5,000            30,000          70,000
General corporate overhead             3,722            34,722         109,722
                                    --------         ---------       ---------
Proceeds to company                 $ 34,722         $ 480,722       $ 967,722


         We have a fully operational website which is our main asset. Our internet sales activity is established operationally as we have has some sales, but we need funds for expanding our website awareness and customer base. The funds we raise in this offering will be used to upgrade, enhance and secure our website and market our website so that we can expand our product line and our internet visibility to attract more customers to our site. Additional products will be added quickly after the close of this offering and, as volume of sales increase, we will add employees to handle the administrative, receiving and shipping activities that will come with an increase in sales. As our sales increase to the point that we need a full time shipping and receiving person, we should be profitable.



                             DESCRIPTION OF BUSINESS

         We were incorporated in Nevada on June 30, 1999. The founder, Thomas Bieger is our sole director, officer and employee and holds 600,000 shares of common stock which we issued to him for $2,000, composed of $500 cash and $1,500 of his services.

         We are in the business of selling products over the internet. We currently have two categories of products available for sale, and will add more categories as we make marketing agreements with suppliers. The categories we currently offer are:

o        Framed Art
o        Water filters

         As we have recently been organized, there exists very little historical operating performance and minimal sales. All sales have been framed art.

         Wholesaleonthenet.net is an internet based seller of various products. Today we sell only artwork and water filters. It is the intention of the company to expand its product offerings in the future as we enter into agreements with suppliers of other products and can afford to place them on our website. We currently are selling prints/artwork that are by a well know artist, Doris Morgan. We plan to add additional high quality limited edition prints purchased from publishers around the country. In addition, oil paintings and standard prints are also available.

         The use of the internet as a sales forum is a cost effective, convenient method for a customer to make purchases. We allow our buyers customers to bypass traditionally expensive, regionally fragmented intermediaries and transact business on a 24-hour-a-day, seven-day-a-week basis. We do not have to bear overhead expenses generally associated with traditional storefront operations, customers thereby cutting out costly traditional intermediaries, thus allowing for lower selling costs.


         Additionally, at this time we inventory no product because under our agreements with suppliers, we purchase items to fill orders only after we have received an order which we are able to do since currently all of our suppliers are local. However, our agreements with our suppliers allow us to have them drop ship under our name directly to our customers. This again reduces our overhead since we have no need for inventory carrying cost.


         Our website platform is a robust, internet-based, centralized trading platform that facilitates the selling of a wide variety of items. It is a fully automated, topically arranged, intuitive and easy-to-use online service that is available on a 24- hour-a-day, seven-day-a-week basis. Buyers can easily search the items listed by category. At this time, our customers cannot search by specific item, but we plan to add that feature in the future.

         Buying from Wholesaleonthenet.net: Buyers enter Wholesaleonthenet.net through its home page, which contains a listing of product categories that allows for easy exploration of current products and prices.

MARKET ANALYSIS


         The rise of the internet shows that there has been a change in the environment for purchasing goods and services. Traditional methods are time consuming and expensive, involving companies to carry large amounts of inventory and customers having to personally visit the place of business to choose a product.

         The following table from Associates First Capital Corporation reflects the changing methods in which consumers transact business:



------------------------------------------------------------------------------------------------------------------
INDUSTRY                      TRADITIONAL                  E-BUSINESS                   "NET EFFECT"
------------------------------------------------------------------------------------------------------------------

AUTOS                         Consumers physically         Internet users shop          EGM is born 8/99 -
                              visit multiple               online auto sites to spec.   consumers use the Net to
                              dealerships, haggle over     cars and compare invoice     order customized cars for
                              price, and eventually        prices or even place a bid   delivery in less than 10
                              drive a car home                                          days.
------------------------------------------------------------------------------------------------------------------
MORTGAGES                     Customer calls broker,       Customer visits e-loan,      E-loan closed over $2
                              receives approval in 2-3     receives approval, selects   billion in mortgage loans
                              days and closes loan in      best rate and closes in 3    in 1998
                              21 days                      days
------------------------------------------------------------------------------------------------------------------
BROKERAGE                     Customer calls Merrill       Customer researches          From 1997 to today, the
                              Lynch, consults with         company on-line and          US stock broker
                              broker on a trade and        executes trade for as        population has been
                              pays $650 commission         little as $8.95              reduced by over 20,000
                              fee
------------------------------------------------------------------------------------------------------------------
INSURANCE                     Customer visits local        Customer visits              Today, 12% of insurers
------------------------------------------------------------------------------------------------------------------
                              State Farm representative    Progressive on-line,         sell policies on-line,
                              for quote  and policy        receives competitive         several even by-passing
                                                           quotes, purchase policy      traditional agent network
------------------------------------------------------------------------------------------------------------------


         Associates First Capital Corporation says that it is this trend of purchasing patterns that the internet is fostering and we are strategically positioned to capitalize on. The growth in business to business e-commerce has grown to $110 trillion in 1999. Projections estimate business to business e-commerce will grow to $250 trillion in the year 2000, $500 trillion in 2001, $840 trillion in 2002 and $1,330 trillion in 2003. Similarly, business to consumer e-commerce business totaled $20 trillion in 1999. It is estimated business to consumer growth will be to $30 trillion in 2000, $50 trillion in 20001, $80 trillion in 2002, and $110 trillion in 2003. This translates into a compound growth rate of 113% per year.

According to Jupiter Communications, Inc.'s October 7, 1999 SEC filing, the internet has emerged as a global medium allowing millions of people from all over the world to not only communicate with each other but also get most any information they desire and, more critically, transact business electronically. Jupiter Communciations believes the increase in internet usage will be a result of:


o The increase of personal computers both in residential domiciles and places of business;
o        Easier, faster, and less expensive access to the internet;
o        Improvements in the infrastructure of the internet; and
o        New methods to access the internet, specifically cable and satellite


         Jupiter Communications adds further that as the use of the internet grows as a business to business medium, this company believes businesses will develop products and services to satisfy this new method of doing business. Many products already support such initiatives and due to the convenience and simplicity of Internet commerce, it is the belief of this company that as consumers become more comfortable in transacting business over the internet, internet commerce will only increase.

         Jupiter Communications goes on to say that the unique interactive and user friendly nature of the internet has led to its fast growth as a method by which to buy and sell goods and services. Internet companies can be fast, efficient and inexpensive. Companies that have traditionally delivered goods and services from land based brick and mortar locations have embraced the internet as it has afforded them the ability to:


o Reach broad, world wide audiences overcoming the limitations inherent in brick and mortar operations
o        Attract and penetrate new revenue streams
o Marketing efficiencies and economies are realized as they can be directed to specific demographic groups

A recent report by the University of Texas' Center for Research In Electronic Commerce estimated that the internet economy generated approximately $300 billion in US revenue and was responsible for 1.2 million jobs in 1998.

A recent study by the Organization for Economic Cooperation and Development predicted that worldwide Internet commerce will grow to $1 trillion by 2005. It is the belief of this company that internet retail purchases will grow by similar amounts.

THE INTERNET: THE MEDIUM OF TOMORROW'S RETAILER


This entire section summarizes the comments of Andrew S. Grove, CEO and Chairman of Intel Corporation, presented the keynote presentation at the Asia Pacific Information Technology Summit.

Mr. Grove stated the following:

                  The megatrend in information technology will be the internet.

                  The  internet  will  grow  due  to  home   personal   computer
                  penetration, the connectedness of those computers, low cost, and available telecommunications access.

Internet commerce:

o Allows small companies and individuals as well as large companies to transact business electronically
o        Allows a real-time matching of sellers and qualified buyers
o Reduces the cost of infrastructure for supplies by using standard, shared networks

Types of internet commerce:

o        Consumer to business
o        Business to business

Total adult users of the Internet: 60 million in the US or 20% of the population

Internet commerce:

o        Reduces cost of sales/distribution for sellers
o        Turns buyers into informed purchasers

Growth of internet commerce worldwide:

o In 1996 $8 billion was transacted over the internet. In 2002, it is projected $327 billion will be transacted over the Internet, 21% of that being business to consumer and 79% business to business.

According to Forrester Research and Cowles/Simba, 1997 online transactions totaled $9 billion. According to these same surveys, 1997 business to business transactions totaled $7.5 billion. Piper Jaffray estimates that by the year 2001 internet based business to business transactions will total $201.6 billion a year. Forrester Research estimates that by 2002 online business to business transactions will total $327 billion.

Additionally, CommerceNet/Neilsen Internet Demographic Survey for April 1999 yielded the following statistics:

The number of internet users over the age of 16 in the US and Canada has reached 92 million, up from 79 million just 9 months prior.

         - The number of women purchasing online increased 80% from the last survey.
         - 13% of all online buyers mde their first purchase in the preceding month.
         - The number 1 category of items shopped for online was cars and car parts


         Survey by NFO Interactive: Three Million New Internet Shoppers for Christmas (October 18, 1999): The following section contains excerpts from the NFO Interactive survey.


o Three million new shoppers will make their first online purchase by the 1999 holiday season, according to a survey by NFO Interactive. The survey found that the new shoppers are taking to the Internet because of promises of privacy, discounts, real-time customer support, and the ability to return a product to a brick-and-mortar facility.

o "The upcoming holiday shopping season provides an excellent opportunity for online retailers to cultivate their market share," said Tim Washer, Director of Research for NFO Interactive. "The key will be to win first-time shoppers by ameliorating privacy-related concerns and providing more attractive discounts, and then to convert them into site-loyal customers. At easy check-out and fulfillment experience will be critical.

o Nearly 80% of internet window shoppers say deeper price discounts will entice them to purchase online. Privacy assurances ease of product return, and real-time customer support will also influence online purchase decisions, the study found.

o According to the survey, the online shoppers who will buy online for the first time this holiday season are Internet savvy, and while they haven't purchased online yet, they have typically researched an average of four of five product categories online, including apparel, consumer electronics, computer software, and software and music.

o The new shoppers are somewhat evenly divided along gender lines (56% percent women and 44% men) and are surprisingly diverse in age. Almost 30% are in the 40-49 age group and one-quarter are 30-39. More than half (55%) have household incomes over $55,000. The new shoppers enjoy shopping offline, but have spent as much time online as shoppers who have already purchased something via the internet.





              Real-time Customer support                          11.6%
------------------------------------------------------  ------------------------
             Gender of First-Time Buyers
------------------------------------------------------  ------------------------
                        Women                                      Men
------------------------------------------------------  ------------------------
                         56%                                       44%
------------------------------------------------------  ------------------------
              Ages of First-Time Buyers
------------------------------------------------------  ------------------------
                      Age Group                                  Percent
------------------------------------------------------  ------------------------
                       Under 30                                   14.5%
------------------------------------------------------  ------------------------
                        30-39                                     25.4%
------------------------------------------------------  ------------------------
                        40-49                                     29.7%
------------------------------------------------------  ------------------------
                        50-59                                     21.0%
------------------------------------------------------  ------------------------
                       0ver 60                                     9.4%
------------------------------------------------------  ------------------------
         How Consumers Find E-Commerce Sites
------------------------------------------------------  ------------------------
                  Type URL directly                               60.0%
------------------------------------------------------  ------------------------
                      Bookmarks                                   48.1%
------------------------------------------------------  ------------------------
                    Search Engines                                42.2%
------------------------------------------------------  ------------------------
                      Banner ads                                  14.0%
------------------------------------------------------  ------------------------
               Source - NFO Interactive
------------------------------------------------------  ------------------------

The NFO study also reports that:
o 60% of online consumers who have already purchased from a website arrive at destination retail sites by typing in the URL directly, while
         48.1 percent bookmarks, and 42.2 percent go through search engines. Fully 14 percent buyers report they were led to site where they made a purchase via banner ad.

o "Brick-and-mortar merchants have a great opportunity to use their stores to promote their websites and their websites to promote their stores," Washer said. "Our research is clearly confirming the importance of this symbiotic relationship between retailing channels."

o Shoppers that look but don't buy spend about 8 hours per week on the Internet, compared to 11 hours per week spent buy buyers. The buyers all spend at least five more hours per week watching network television. But the lookers and shoppers spend more than six hours a week listening to the radio.

o "Although internet media claim a larger share of the consumer's attention span, traditional media and conventional store-based merchandising still have a tremendous impact on the behavior of online shoppers," Washer said.



         3rd Annual Online  Retailing  Report by Ernst & Young:
         -----------------------------------------------------
         Online Holiday Shoppers to Triple: This entire section deals with the Ernst and Young report dated November 9, 1999.


         The third Annual Online Retailing Report by Ernst & Young projects a holiday shopping season that will see a huge increase in the volume of online shoppers and dollars spent online.

         According to the survey of 1,200 online shoppers, the number of regular online shoppers will almost triple from 1998. Last year, 23% of respondents did at least 10% of their holiday shopping online. On 1999, that number will be 67%, according to Ernst & Young.

         The survey also found that consumers will do more of their shopping online. The number of people doing at least half their online shopping will increase by a factor of five. In 1998, only 4% of online shoppers did at least 50% of their holiday shopping online; in 1999 that number jumps to 19% of shoppers. Conversely, the number of online consumers who have no plans to shop online during the holidays dropped dramatically, from 49% to 11%.

         "Given this data, and considering the dramatic increase in the number of Internet sites and merchandise available, we are making some bullish predictions about 1999 online shopping figures," said Stephanie Shern, Global Vice Chairman, Retail and Consumer Products for Ernst & Young. "We are projecting online sales for the holiday of $12 to $15 billion. Our estimate of total revenue for calendar year 1999 is $25 to $30 billion."

The demographics Ernst and Young collected look like this:

o 59 % of women, continuing a growing trend of women making online purchases
o        58% are married
o        58% are age 30-49; 23% are over 50; and 19% are 18-29
o        58% are from the middle income bracket, earning $30,000 to $69,000
o        Buyers with children outweigh buyers without children, 61% to 53%

         "E-tailers are not just selling to early adopters anymore. They're selling to consumers who are more like the general population," said Tom Reynolds, National Director, Consulting Services, Retail & Consumer Products for Ernst & Young. "Just like brick-and-mortar stores, e-tailers have to build relationships with their customers. This relationship begins with marketing, but it develops through customer relationships and truly effective merchandising."



ActiveMedia Research: Consumables Market Takes Larger Share of E-Commerce: -
----------------------------------------------------------------------------
     The  following   section  reflects  results  from  research   performed  by
     ActiveMedia Research



o Total online retail sales during 1999 are expected to reach $66 billion, according to ActiveMedia Research, and the buying of consumable products will lead the way into the next century.


o    ActiveMedia's  report  "Consumable  Products:   Building  Customer  Loyalty
     Online" found that 40% of the buyers who purchase consumable products online purchasing power and account for $3.8 billion in online revenue.

o Health & beauty products are leading the way among consumable products, according to the report. The grocery market has been inhibited by real-world delivery systems and has only begun to see its potential, the report has found.

o Two in five online buyers shop for consumables online, and this group represents a select group of mature online shoppers who purchase much more than the basic books, music, or gifts online. In the past year, they purchased health and beauty, healthcare and pharmaceuticals, groceries for households supplies, gourmet items, and pet supplies online.

o In terms of dollars spent, consumables buyers spend a majority (56%) of online purchase dollars. This group is more likely than average to shoot for a variety of personal and business items from several sectors, including clothing, home and garden, sporting goods, jewelry, office supplies, and manufacturing supplies.

The following tables are information published by AC Nielsen Net Watch:
-----------------------------------------------------------------------


                           New Watch Demographic Stats

--------------------------------------------------------------------------------
               Percentage of Males and Females Using the Internet
--------------------------------------------------------------------------------
        Nation                        Male                       Female
-------------------------   ------------------------   -------------------------
        Canada                         41%                         34%
-------------------------   ------------------------   -------------------------
        Singapore                      30%                         21%
-------------------------   ------------------------   -------------------------
        USA                            30%                         21%
-------------------------   ------------------------   -------------------------
        Australia                      29%                         21%
-------------------------   ------------------------   -------------------------
        New Zealand                    27%                         22%
-------------------------   ------------------------   -------------------------
        Germany                        20%                          9%
-------------------------   ------------------------   -------------------------
        Hong Kong                      16%                          9%
-------------------------   ------------------------   -------------------------
        Taiwan                         15%                          9%
-------------------------   ------------------------   -------------------------
        Malaysia                        8%                          5%
-------------------------   ------------------------   -------------------------
        China                           4%                          2%
-------------------------   ------------------------   -------------------------
        Philippines                     3%                          2%
-------------------------   ------------------------   -------------------------
        Thailand                        1%                          2%
-------------------------   ------------------------   -------------------------
        Indonesia                       1%                          1%
--------------------------------------------------------------------------------
Source - AC Nielsen Net Watch
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                   Percentage of Population Using the Internet
--------------------------------------------------------------------------------
                       Canada                         38%
                -------------------------   ------------------------
                       Australia                      25%
                -------------------------   ------------------------
                       Singapore                      25%
                -------------------------   ------------------------
                       USA                            25%
                -------------------------   ------------------------
                       New Zealand                    24%
                -------------------------   ------------------------
                       UK                             15%
                -------------------------   ------------------------
                       Germany                        14%
                -------------------------   ------------------------
                       Hong Kong                      14%
                -------------------------   ------------------------
                       Taiwan                         12%
                -------------------------   ------------------------
                       France                         11%
                -------------------------   ------------------------
                       Philippines                     8%
                -------------------------   ------------------------
                       Malaysia                        7%
                -------------------------   ------------------------
                       China                           4%
                -------------------------   ------------------------
                       Thailand                        2%
                -------------------------   ------------------------
                       Indonesia                       1%
--------------------------------------------------------------------------------
Source - AC Nielson Net Watch
--------------------------------------------------------------------------------


     Andersen Consulting's Report dated January 13, 2000 is summarized in the following section.
     ---------------------------------------------------------------------------

Experienced Internet Shoppers Satisfied with Online Shopping
------------------------------------------------------------

         Even though 88% of experienced web buyers abandoned their online carts at some point during the 1999 holiday season and 40% reported various problems, Internet shoppers were generally more satisfied shopping online than anyplace else, according to a study by Andersen Consulting.

         Nearly three-quarters (73%) of experienced web buyers ranked internet shopping the highest in terms of overall satisfaction compared to brick and mortar stores (60%) and catalogs (56%).

         "Even though online shopping has its flaws, experienced internet users do shopping on the web. But the long-term message is clear: internet retail must solve their infrastructure problems or suffer consequences," said S. Johnson, co-director of Andersen Consulting's eCommerce Program. "Thirty-five percent of online shoppers who experienced problems on a particular site left that site for another, our study revealed. Given high customer-acquisition costs, e-tailers can't continue to lose one of every ten consumers and expect to survive. Their top concern must be infrastructure improvements."

--------------------------------------------------------------------------------
                            Source of Gift Purchases
--------------------------------------------------------------------------------
                              Percent Purchased Via
--------------------------------------------------------------------------------
                      Type of Gift Internet Catalog Stores
--------------------------------------------------------------------------------
     Toys                                               483357
---------------------------------------  ---------------------------------------
     Books                                              471534
---------------------------------------  ---------------------------------------
     Music                                              421534
---------------------------------------  ---------------------------------------
     Videotapes                                         351730
---------------------------------------  ---------------------------------------
     Clothing                                           294181
---------------------------------------  ---------------------------------------
                                Computer/Hardware
     Software                                           251029
---------------------------------------  ---------------------------------------
     Collectibles/Candies/Knickknacks                   232648
---------------------------------------  ---------------------------------------
                                Households items/
     Appliances                                         171234
---------------------------------------  ---------------------------------------
     Consumer Electronics                               171025
---------------------------------------  ---------------------------------------
     Cosmetics/ Personal Care                           162629
---------------------------------------  ---------------------------------------
     Sporting Goods                                     149416
---------------------------------------  ---------------------------------------
     Greeting Cards                                     132035
---------------------------------------  ---------------------------------------

     Food/Wine                                          111025
---------------------------------------  ---------------------------------------
     Gift Certificates                                    9638
---------------------------------------  ---------------------------------------
     Flowers/Gardening Items                              9145
---------------------------------------  ---------------------------------------
     Pet Gifts                                            6921
---------------------------------------  ---------------------------------------
     Periodical Subscriptions                             5004
---------------------------------------  ---------------------------------------
     Jewelry                                              3724
---------------------------------------  ---------------------------------------
     Other                                               13118
--------------------------------------------------------------------------------
                           Source: Anderson Consulting
--------------------------------------------------------------------------------

     When asked which type of product or service feature would increase the likelihood of purchasing more products or services over the Internet in the future, respondents cited free delivery, on-time guarantees, and no sales tax most often.

--------------------------------------------------------------------------------
                       Features That Will Drive E-Commerce
--------------------------------------------------------------------------------
                     Feature Percent of Internet Purchasers
--------------------------------------------------------------------------------
  Free product delivery                                     98%
---------------------------------------  ---------------------------------------
  On-time delivery guarantees                               95%
---------------------------------------  ---------------------------------------
  No Sales Tax                                              91%
---------------------------------------  ---------------------------------------
  Coupons/promotions                                        83%
---------------------------------------  ---------------------------------------
  Toll-free customer assistance                             68%
---------------------------------------  ---------------------------------------
  Live, online customer assistance                          62%
---------------------------------------  ---------------------------------------
  Customer reviews or recommendations                       62%
---------------------------------------  ---------------------------------------
  Helpful hints for colors, sizes, etc.                     58%
---------------------------------------  ---------------------------------------
  Free gift wrapping                                        58%
---------------------------------------  ---------------------------------------
  Gift Suggestions                                          46%
--------------------------------------------------------------------------------
                          Source - Andersen Consulting
--------------------------------------------------------------------------------

     Taking respondents from Andersen Consulting's October 1999 pre-holiday shopping study of 1,492 online shoppers, a total of 541 of these internet users responded to a follow-up over on eight-day period beginning December through January. The survey was administrated on the internet. The data was weighted to the Internet population, and a small number of respondents who did not purchase holiday gifts were eliminated from the sample.


     Department of Commerce report dated March 2, 2000.
     --------------------------------------------------
     Q4 1999: The Official Story
     ---------------------------


o March 2, 2000: In its first official estimate of retail e-commerce, the Department of Commerce announced today that fourth quarter 1999 retail sales online reached $5.3 billion (+ $0.3 billion).

o According to the Commerce Department, these e-commerce sales equaled 0.64% of total retail sales for the quarter, which were $821.2 billion.


     Cyber Dialogue  Research  report survey dated February 28, 2000. -
     ------------------------------------------------------------------
     The following section summarizes the Cyberdialogue report.



Online Shoppers Lured by Low Costs, Free Shipping (2/28/00)
-----------------------------------------------------------

         Online shoppers still want guaranteed security and easy-to-use sites, but keeping costs down, especially with free-shipping, is among the most effective means of enticing Internet users to return to shopping sites, according to research by Cyber Dialogue.

         According to the survey of intensive internet users, the leading categories that users found very important in prompting return visits were guaranteed transaction security (85%), price discounts (79%), free shipping (76%), ease of finding items (69%), and a prominently posted delivery and shipping costs policy (67%). At the other end of the spectrum, users found the availability of other shoppers' opinions (14%), the ability to personalize information and receive updates (23%), and click shopping (30%) among the least important.

         Overall, free-shipping impacted the decision of 90% of online adults who made the holiday gift purchases in 1999. Even the lure of brand names when compared to the promise of free-shipping, with more than 63% of online users indicating they would prefer to shop at a site offering free shipping over one with well-known brands.

         "A clear majority of online shoppers are most interested in simple, easy to understand characteristics like low prices and free-shipping," said Qaalf Dibeehi, a senior analyst at Cyber Dialogue. "Currently, consumers appear to understand cyber-shopping in something similar to catalog shopping terms. This is not to discount the importance of online-specific innovative, however, but the popularity of free-shipping and low prices can't be underestimated when building a site that understands its online visitors.

         Cyber Dialogue's study also examined the past and future behavior of online shoppers. More than 73% of the survey's respondents indicating they planned on increasing their online purchasing during 2000, indicating increased importance of driving return visitors to shopping sites.

Other Cyber Dialogue findings include:

o Women expected to spend on average $271 during the holiday season, but actually spent and average of $468

o Men expected to spend and average of $381 during the holiday season but actually spent an average of only $206

o 60% of online users who made a holiday order contacted customer service via e-mail, compared to 36% by phone and % though live online service

Cyber Dialogue's findings are from the firm's January 2000 Omnibus, a depth survey of more than 1,000 adults drawn from Cyber Dialogue's database of intensive online consumers.


         What does this mean for online marketing tools such as e-mail updates and personalization?

         A study done in April of 1999 in the UK by Fletcher Research found that Internet users who personalize and configure Web pages are more likely to make online purchases than those who do not. Fletcher found that 68% of Web users who had personalized a site made a purchase online, compared to the 28% that had not used personalization features.

         Another study done in April of 1999 by Cognitiative Inc. found that sale-oriented e-mail is disliked so much that one-third of the consumers surveyed avoid the vendors that send it. Only telemarketing rated as most intrusive than e-mail as marketing measures go.

Our company's focus and strategy - based upon all the information available to us, we have formulated the following:


Marketing Strategy:
-------------------

         Our marketing strategy is to promote its name and attract buyers to the Wholesaleonthenet.net website. To attract users to our website, we historically have relied primarily on word of mouth and being one of many "art" or "water filter" companies that come up on search engines. Going forward, we are contemplating sponsorship relationships with high traffic websites and agreements with search engines so that our site will be near the top/front of searches for our products. Future marketing programs will include the use of strategic purchases of online advertising to place advertisements in areas in which it believes it can reach its target audience. We will engage in a number of marketing activities in traditional media such as advertising in print media and at trade shows and other events. We also plan to advertise in a number of targeted publications.


         The market for product purchasing over the internet is new, rapidly evolving and intensely competitive. In order to respond to changes in the competitive environment, we may, from time to time, make pricing, service or marketing decisions or acquisitions that could harm its business. We are not bound by traditional geographic market boundaries. If a product can be delivered by a shipping company such as UPS or Federal Express, we can be a viable source.

Growth Strategy:
----------------


         Our objective is to be the leading provider of e-commerce purchased framed and matted art and our other products. Key elements of our growth strategy include:

o Partner with industry leaders to quickly acquire customers. We intend to form strategic relationships with industry leaders to rapidly acquire customers, build brand name recognition and accelerate adoption of Internet purchased artwork. We anticipate continuing to add additional strategic partnerships as our business grows and we expand our portfolio of products and services.
o Build and promote our brand. We intend to invest in building brand awareness through a variety of marketing and promotional techniques, both independently and in conjunction with our strategic partners. Our brand will be promoted through word of month as well as print, online banners, and virtual marketing, such as including our logo and Web site address on each product purchased.


o Pursue multiple and recurring revenue streams. In addition to wholesaling product line goods through our Web site, we intend to expand those product offering to include other hard goods which will not be constrained through inventory investment, obsolescence, or falloff in demand as such goods will be direct shipped from the manufacturer. To further elaborate, future goods advertised for sale on our Web site will not be purchased by us but will be available for purchase through contracted purchase agreements between Wholesaleonthenet.net and the respective manufacturer.

         In addition to the above, we will be exploring the picture rental and consignment markets, the intention being to increase profit margins through the leasing and/or renting of art work to company facilities.


As mentioned, we plan to expand our e-commerce capability to include:


o    Selling goods and services promoted to our advertisers' storefronts
o    Auctions
o    Electronic marketplaces
o    Exchanges
o    Selling goods and services from our proprietary virtual store

     We will receive either a fee per transaction, a percentage of sales revenue or some other minimum guaranteed payment. This type of revenue sharing or commission sharing relationship is typical of e-commerce transactions and relationships on the Internet.


     Should we raise only a small amount in this offering we may only be able to develop our website so that is it more user friendly and visually appealing. If we raise only a small amount in this offering, a visually appealing website is not sufficient in and of itself to generate sales, and we may not have funds to market our website to generate sales; if this happens your investment may become worthless.



Operations and Technology
-------------------------

         We have built a robust, but basic transaction processing system. Our system handles all aspects of the sales process. The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, our future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace.

Competition
-----------

         We compete with a number of other companies and we expect competition to intensify in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software.

The market in which the company competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, the company's future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace. The failure of the Company to adapt to such changes would harm the company's business. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the company to modify or adapt its services or infrastructure. If we only raise a small amount in this offering and technology changes too rapidly, we may not have the funds to devote to these changes and if this happens, your investment may become worthless.

Additional information:
-----------------------

         We have made no public announcements to date and have no additional or new products or services. In addition:

o    we don't intend to spend funds in the field of research and development;
o no money has been spent or is contemplated to be spent on customer sponsored research activities relating to the development of new products, services or techniques; and
o we don't anticipate spending funds on improvement of existing products, services or techniques.



     As of the filing date, we have no paid employees. As necessary due to lease volume, work load, and the like, employees will be brought on board.

     We do not expect nor have we encountered any material effect from the discharge of materials, environmental agencies, capital expenditures for environmental control facilities, nor does it anticipate having to deal with any such issue in the future.



No segmented data is required for this offering.


                               PLAN OF OPERATIONS



     Following is our plan of operations based upon the amount of capital we raise in this offering. We are engaged in selling items over the internet. We have developed marketing arrangements with companies that manufacture or distribute products whereby we purchase the products only when we get an order. Since these companies are local to us, we can receive an order and fill it within twenty-four hours so at this time we do not have to invest funds in inventory. As we develop other marketing relationships we may not find suppliers that are local and therefore we will have to start carrying inventory or have them drop ship the products to the customer on our behalf. We believe that we will be able to add new products that we purchase locally for the first year or longer.

     Since we do not carry an inventory at this time, we purchase the goods only when we have an order and therefore book the sale of the product and the purchase of the product. Should we start carrying items where the manufacturer drop ships the product for us, we will record as income only the amount represented by the difference between what we sell the product for and the amount it costs us.

     We plan to add products by determining:
     ---------------------------------------
o what product or products we think would compliment the audience we are targeting;
o the percentage profit we can make on each product taking into account the cost for shipping and handling - smaller items will take less shipping and handling and therefore we should be able to make more on the shipping and handling charges;
o if we can purchase the product locally and if we can arrange a backup supplier for the product; and
o the likelihood of using the our product mix, including the new product(s), in cross marketing relationships whereby we can increase the traffic to our site and therefore the possibility of additional sales.


     Assuming we raise the minimum amount in this offering, we will use part of the funds to develop our website so that it is more appealing and easier to use as well as buying some more sophisticated equipment to take the pictures and capture more of a real life image. Along with that we will add additional products and start developing cross marketing relationships with other websites and even pay search engines or other companies fees to ensure that our website shows among the top fifteen (15) or thirty (30) on particular searches i.e. "artwork".



     We will not pay salaries until such time as we are generating revenue from sales. Our overhead will be minimal because we will be using the resources of our president. We will continue a shared relationship with the president until our activity becomes too great for those facilities although the facilities should be sufficient for at least a year since the space will allow us to warehouse merchandise if necessary and has enough office space for us to have up to five employees. As of the date of this filing, we have no marketing or advertising arrangements in place. Although we will not have to raise any funds in the next six months if we should we raise only the minimum offering, our growth will be slower, we will not add as many products, and our marketing efforts will have to be targeted to specific groups based upon our product mix. We believe that as we add products, advertise and market our website, that we will be successful in generating sales.

     Assuming we raise $500,000 in this offering, a midpoint between the minimum and maximum, we will work the same way as if we raised the minimum, except that we will do more marketing and do it on a bigger scale. In addition, we will institute 'weekly specials' which will be similar to closeouts, where a company will want to reduce certain inventory as a reduced rate. Of course, these could change at a moments notice.

     Assuming we raise the maximum offering which would result in proceeds to the company of $967,722, with which we should be able to do a significant 'makeover' on our website while still having what we believe to be adequate funds to launch a major marketing effort. This will include banners on other websites, payment to companies or search engines to guarantee our site coming up near the top of the search lists, and efforts to provide to large groups i.e. corporations and/or organizations, discounts to their employees/groups for places on their corporate sites or brochures. Those brochures may be on the internet or be regular printed brochures. If we raise the maximum amount in this offering, we will not need to raise additional funds in the next six months; we will be able to generate a significant marketing program to direct traffic to our website, and be able to create a more diversified range of products to appeal to every kind of buyer.

     We believe the key to building a profitable internet based sales company is to provide many products, at a fair price, without having to inventory any of them.

                             DESCRIPTION OF PROPERTY


     Our corporate facilities are shared with our sole officer and director which includes the use of telephones and equipment for $200.00 per month which is donated to the company at this time. This arrangement will continue until we close our offering at which time we will pay $200.00 per month. This arrangement will continue until such time as the Company needs and can afford to lease its own office facilities.



     We also lease space on an internet service provider's server based upon the amount of memory we use. At the present time we pay $32.50 per month. This amount will increase as we use more space on the server.

                            MANAGEMENT OF THE COMPANY

         The directors and officers of the company, their ages and principal positions are as follows:


         Name                    Age           Position
--------------------------------------------------------------------------------
         Thomas Bieger           38            President; Secretary and Director

Background of Directors and Executive Officers:

         Thomas Bieger. Mr. Bieger formed the Company and at this time is its only officer and director.

         His term as a director expires in May 2000. He graduated in 1999 from Palmers Green University, London, England with a doctorate in Environmental Science and Engineering. From 1981 to the present he has operated Thomas Services, a State licensed environmental and indoor air quality consulting and service company.

         Mr. Bieger's business affiliations during the last five years follow:
         Trustee - Fresh Air Foundation - 1999 to the present.
         Manager - Baronger Enterprises, LLC - 1997 to the present.

         Initially, Mr. Bieger will not spend full time on the activities of the company since his current activities would take up some of his time. These activities include the industrial service firm he owns and oversees at this time. He can devote more and more time to the activities of the company as time goes on since his employees can run the environmental and air quality service company and Mr. Bieger can step aside from those responsibilities at any time. Initially, he expects to spend twenty hours per week and increase that weekly time as the activities of the company require. Mr. Bieger is prepared to devote himself full time to the success of the company.


                       DIRECTOR AND EXECUTIVE COMPENSATION

     Our sole officer and director has received no compensation other than the 450,000 shares of common stock he received for services in July 1999 and has no employment contract with the company.

     Name of Person          Capacity in which he served           Aggregate
Receiving compensation          to receive remuneration          remuneration
--------------------------------------------------------------------------------
     Thomas Bieger           President, Secretary                450,000 shares
                                  and Treasurer                  of common stock

     The common stock was issued soon after formation of the company and it is impracticable to determine the cash value. The stock was issued over six months ago for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

     As of the date of this offering, there are no plans to pay any remuneration to anyone in or associated with the company. When the company has funds and/or revenue, the board of directors will determine any remuneration at that time.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

     We have retained the same accountant, Charles E. Smith, as our independent certified public accountant since our inception on June 30, 1999. We have had no disagreements with him on accounting and disclosure issues.



             DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE

     Our Articles of Incorporation and our Bylaws limit the liability of directors to the maximum extent permitted by Nevada law. We carry no director or executive liability insurance.


                             PRINCIPAL SHAREHOLDERS


     The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:


                             Name and Address          Amount owned
     Title                        of Owner             before offering   Percent
--------------------------------------------------------------------------------

President, Secretary         Thomas Bieger                600,000        60.00%
    And Director             1529 E. I-30
                             Suite 104
                             Garland, Texas 75043


N/A                          Crown Preston Group          200,000        20.00%
                             Gary Pilant
                             9010 Clayco
                             Dallas, Texas 75243

N/A                          Designer Art, LLC            200,000        20.00%
                             David Austin
                             8925 Sterling, Suite 120
                             Irving, Texas 75063


Total                                                   1,000,000       100.00%

After offering:    Minimum                              1,000,000        83.33%
--------------
                   Maximum                              1,000,000        20.00%

            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     In July 1999, the president of the company received 600,000 shares of common stock which we issued to him for $2,000, composed of $500 cash and $1,500 of his services.

     As of the  date  of  this  filing,  there  are no  agreements  or  proposed
     transactions,   whether   direct  or  indirect,   with  anyone,   but  more
     particularly with any of the following:

o    a director or officer of the issuer;
o    any principal security holder;
o    any promoter of the issuer;
o any relative or spouse, or relative of such spouse, of the above referenced persons.


                             SUMMARY FINANCIAL DATA


     The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

                                            Audited              Audited
       Balance Sheet:                   June 30, 2000        June 30, 1999
       --------------------          ----------------        -------------
       Working Capital                        $   853            $   -0-
       Total Assets                           $17,208            $   -0-
       Total Liabilities                      $ 1,518            $   -0-
       Stockholders' Equity                   $15,690            $   -0-

                                                             June 30,1999 (date
                                                             of inception) to
       Statement of Operations:         June 30, 2000        June 30, 1999
       ------------------------      ---------------         -------------
       Revenue                                $ 3,799            $    -0-
       Cost of Sales                          $ 2,938            $    -0-
       Operating Expense                      $ 9,583            $    -0-
       Operating Income (Loss)                $(8,722)           $    -0-
       Other Income                           $    12            $    -0-
       Net Income (Loss)                      $(8,710)           $    -0-

                                 DIVIDEND POLICY

     To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.


                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000. Our capitalization is presented on:

o    an actual basis;

o a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (200,000) we plan to sell in this offering; and

o a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (4,000,000) we plan to sell in this offering.

                                                         After          After
                                         Actual         Minimum        Maximum
                                     June 30, 2000      Offering       Offering
                                     -------------      ---------      --------

Stockholders' equity
Common Stock, $0.001 par value;
25,000,000 shares authorized;                1,000          1,200         5,000
Additional Paid In Capital                  23,400         57,922       987,122
Retained deficit                           ( 8,710)       ( 8,710)      ( 8,710)
Total Stockholders' Equity                  15,690         50,412       983,412

Total Capitalization                        15,690         50,412       983,412

Number of shares outstanding             1,000,000      1,200,000     5,000,000

         The company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.

                                    DILUTION

         If you purchase the common stock, you will experience an immediate and substantial dilution in the pro forma net tangible book value of the common stock from the initial offering price.

         The pro forma net tangible book value of the common stock as of June 30, 2000 was $15,690 or $0.02 per share. Pro forma net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding.

         Aftergiving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds therefrom (at an assumed initial public offering price of $0.25 per share, after deducting the underwriting discounts and commissions, and estimated offering expenses), our pro forma tangible book value as of June 30, 2000 would have been approximately $50,412 or $0.04 per share, if the minimum is sold, and $983,412 or $0.20 per share, if the maximum is sold.

         This represents an immediate increase in net tangible book value per common share to our current stockholders and an immediate and substantial dilution to new stockholders purchasing shares in this offering. The decrease in net tangible book value is:

o $41,598 or $0.21 per share if we sell the minimum number of shares (200,000) in this offering; and

o $213,270 or $0.05 per share if we sell the maximum number of shares (4,000,000) in this offering.

     The following table illustrates this per share dilution:
     --------------------------------------------------------

                                                              Minimum    Maximum
Assumed initial public offering price                          $0.25      $0.25

Pro forma net tangible book value as of June 30, 2000          $0.02      $0.02
Pro forma net tangible book value after this offering          $0.04      $0.20
Increase attributable to new stockholders:                     $0.02      $0.18

Pro forma net tangible book value

    as of June 30, 2000 after this offering                    $0.04      $0.20
Decrease to new stockholders                                  ($0.21)    ($0.05)
Percentage dilution to new stockholders                         84 %       20 %

     The following table summarizes on a pro forma basis as of June 30, 2000, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:


Minimum offering
----------------
                         Number         Percent                        Average
                        of shares      of shares        Amount         price per
                         owned          owned            paid           share
--------------------------------------------------------------------------------
Current
shareholders            1,000,000        83.3          $   22,000      $ 0.02
--------------------------------------------------------------------------------

New investors             200,000        16.7          $   50,000      $ 0.25
              ==================================================================
Total                   1,200,000       100.0          $   72,000

Maximum offering
----------------
                         Number         Percent                        Average
                        of shares      of shares        Amount         price per
                          owned          owned           paid           share
--------------------------------------------------------------------------------
Current
shareholders            1,000,000        20.0          $   22,000      $ 0.02
--------------------------------------------------------------------------------
New investors           4,000,000        80.0          $1,000,000      $ 0.25
              ==================================================================
Total                   5,000,000       100.0          $1,022,000



                           DESCRIPTION OF COMMON STOCK

         We have authorized capital in our company consisting of 25,000,000 shares of common stock, $0.001 par value per share. As of June 30, 2000, there were 1,000,000 shares of common stock issued and outstanding.

         Every investor who purchases common stock is entitled to one vote at meetings of the shareholders of the company and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.

              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Under the Nevada Revised Statutes of the State of Nevada, we have broad powers to indemnify our officers and directors against liabilities they may incur in such capacities. Our bylaws also provide for mandatory indemnification of our directors and executive officers to the fullest extent permissible under Nevada law.

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors in an underwriting by a broker dealer.



                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         There are no special federal tax implications associated with this business enterprise.


                                  LEGAL MATTERS

         Certain matters relating to the legality of the Common Stock offered hereby will be passed upon for the Company by T. Alan Owen & Associates P.C., Attorneys at Law, 1112 East Copeland Road, Suite 420, Arlington, Texas 76011.

                                     EXPERTS

         The financial statements as of June 30, 2000, and for the twelve months ended June 30, 2000, and for the period from inception (June 30, 1999) to June 30, 1999 of the Company included in this Prospectus have been audited by Charles
E. Smith, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.

                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as our registration on Form SB-1 is effective and then we intend to retain Signature Transfer Company, 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                                Charles E. Smith

                           Certified Public Accountant
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087

                            TELEPHONE (214) 212-2307

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Wholesale On The Net, Inc.

         I have audited the accompanying balance sheets of Wholesale On The Net, Inc. as of June 30, 2000 and 1999, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the twelve months ended June 30, 2000 and period from inception (June 30, 1999) to June 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wholesale On The Net, Inc. as of June 30, 2000 and 1999, and the results of operations and its cash flows for the twelve months ended June 30, 2000, the period from inception (June 30, 1999) to June 30, 1999 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note F to the financial statements the Company is a start up enterprise and presently does not have capital resources which raises doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from the outcome of this uncertainty.


Charles E. Smith
Rockwall, Texas
July 10, 2000



                           WHOLESALE ON THE NET, INC.

                                 BALANCE SHEETS
                             June 30, 2000 and 1999



                                     ASSETS

                                                                      June 30, 2000     June 30, 1999
                                                                   ----------------    ----------------

 CURRENT ASSETS:
     Cash                                                                     $853                  $0

 PROPERTY AND EQUIPMENT:
     Equipment (net of accumulated depreciation of $6)                         244
     Website (net of accumulated amortization of $3,889)                    16,111

                                                                   ----------------    ----------------

 TOTAL ASSETS                                                              $17,208                  $0
                                                                   ================    ================




                      LIABILITIES AND STOCKHOLDERS' EQUITY


 LIABILITIES
      Advances from officer                                                 $1,518                  $0
                                                                   ----------------    ----------------
 TOTAL CURRENT LIABILITIES                                                   1,518                   0

 STOCKHOLDERS' EQUITY
     Common stock, $0.001 par value                                          1,000                   0
     Additional paid-in-capital                                             23,400                   0
     Accumulated Deficit                                                    (8,710)                  0
                                                                   ----------------    ----------------
         Total Stockholders' Equity                                         15,690                   0
                                                                   ----------------    ----------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $17,208                  $0
                                                                   ================    ================








 See accompanying notes                                                      F-2





                           WHOLESALE ON THE NET, INC.

                             STATEMENT OF OPERATIONS

Twelve months ended June 30, 2000, and Period from Inception  (June 30, 1999) to
June 30, 1999

                                                                                       Period from
                                                                                       Inception
                                                                   Twelve months       (June 30, 1999)
                                                                       ended                to
                                                                   June 30, 2000       June 30, 1999
                                                                   ----------------    ----------------


 REVENUE:
     Sales                                                                   3,799                  $0
                                                                   ----------------    ----------------
     Total revenue                                                          $3,799                  $0

 COST OF SALES:                                                              2,938                   0
                                                                   ----------------    ----------------

 GROSS PROFIT                                                                  861                   0

 OPERATING EXPENSE:
     Depreciation and amortization                                           3,895                   0
     Rent - related party                                                    2,400                   0
     Consulting - related party                                              1,500                   0
     General and administrative                                              1,788                   0
                                                                   ----------------    ----------------
         Total Operating Expense                                             9,583                   0
                                                                   ----------------    ----------------

 INCOME FROM OPERATIONS                                                     (8,722)                  0

 OTHER INCOME:
     Interest income                                                            12                   0
                                                                   ----------------    ----------------

 NET LOSS                                                                  ($8,710)                 $0
                                                                   ================    ================


 Weighted average shares outstanding                                     1,000,000                   0
                                                                   ================    ================

 LOSS PER SHARE                                                             ($0.01)             ($0.00)
                                                                   ================    ================











 See accompanying notes                                                      F-3






                           WHOLESALE ON THE NET, INC.

           STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
             Period from inception (June 30, 1999) to June 30, 2000




                                              Common                 Paid In      Accumulated
                                      Shares          Amount         Capital        Deficit              Total
                                  --------------------------------------------------------------    ----------------

 Balance,
         June 30, 1999
         (date of inception)                  -0-             -0-           -0-             -0-                 -0-

 Shares issued on July 1, 1999 for:
            Cash                          150,000             150           350                                 500
            Services                      450,000             450         1,050                               1,500

        August 27, 1999 for:
            Cash                          150,000             400        19,600                              20,000

 Paid in capital by officer (rent)                                        2,400                               2,400

 Net Loss                                                                                (8,710)             (8,710)

                                  --------------------------------------------------------------    ----------------
 Balance
         June 30, 2000                    750,000          $1,000       $23,400         ($8,710)            $15,690
                                  ==============================================================    ================











 See accompanying notes                                                      F-4








                           WHOLESALE ON THE NET, INC.

                             STATEMENT OF CASH FLOWS

Twelve months ended June 30, 2000, and Period from Inception  (June 30, 1999) to
June 30, 1999

                                                                                                      Period from
                                                                                                       Inception
                                                                                   Twelve months    (June 30, 1999)
                                                                                     ended                to
                                                                                   June 30, 2000     June 30, 1999
                                                                                ------------------------------------

 CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                                           ($8,710)                 $0
     Adjustments to reconcile net loss to net
             cash (used) by operating activities:
                 Items not requiring cash - depreciation                                  3,895
                 Items not requiring cash - stock issued for services                     1,500
                 Increase in current liabilities                                          1,518

                                                                                ----------------    ----------------
 NET CASH (USED) BY OPERATING ACTIVITIES:                                                (1,797)                  0


 CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of assets                                                                 (20,250)                  0

 CASH FLOWS FROM FINANCING ACTIVITIES:
     Sale of common stock                                                                20,500                   0
     Paid in capital by officer                                                           2,400
                                                                                ----------------    ----------------
     Total cash flows from financing activities                                          22,900                   0

                                                                                ----------------    ----------------

 NET INCREASE IN CASH                                                                      $853                  $0

 CASH, BEGINNING OF PERIOD                                                                    0                   0
                                                                                ----------------    ----------------

 CASH, END OF PERIOD                                                                       $853                  $0
                                                                                ================    ================








 See accompanying notes                                                      F-5

                           WHOLESALE ON THE NET, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2000

Note A - Nature of Business and Summary of Significant Accounting Policies:
---------------------------------------------------------------------------

History: The Company was organized June 30, 1999 under the name of Wholesale On The Net, Inc. in the State of Nevada. The Company's business plan outlines its plan of operations which is to sell products over the internet.

Basis of Accounting:
--------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:
--------------------
Revenue is recognized when goods are shipped and invoiced. The Company will purchase goods and resell them; on these items revenue is booked at the full sales price and the respective cost of sales recorded. On items that are drop shipped by a manufacturer directly to a customer, the sale price less the cost of the item is recorded as income.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share:
----------------------
Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the year.

Accounting Estimates:
---------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (ATM) system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

                           WHOLESALE ON THE NET, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2000


Note B - Web site:

The Company's primary asset is its web site which is the center of its operational and income generating activities for which it paid $20,000. The cost of the web site is being amortized over three years starting in December 1999 when it was completed.

Note C - Advances from officer:

During the period from inception ( June 30, 1999) through June 30, 2000, the President paid expenses ($1027 for product, $70 for domain registration, $331 for shipping and $90 for office supplies) on behalf of the Company for which he has not been repaid. The Company does not owe interest on these advances, and the advances are to be repaid when the Company makes a profit from operations. These amounts have been recorded as a current liability.

Note D - Stockholders' Equity:

Common Stock:
-------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At June 30, 2000 and June 30, 1999, there were 1,000,000 and zero shares outstanding respectively.

The Company has not paid a dividend to its shareholders.

Note E - Income Taxes:

The Company had a net operating loss of $3,022 for the period presented. No deferred tax asset has been recognized for the operating loss as any valuation allowance would reduce the benefit to zero.

Note F - Going Concern:

The Company has minimal capital resources available to meet obligations expected to be incurred given that it is a start up enterprise. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's plan of operations, selling common stock in the Company, or obtaining financing. Unless these conditions among others are met, the Company may be unable to continue as a going concern.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

            TABLE OF CONTENTS

Prospectus Summary                                                        2
Corporate Information                                                     2
Risk Factors                                                              3
Forward Looking Statements                                                4
Plan of Distribution                                                      4
Use of Proceeds                                                           5
Description of Business                                                   6
Plan of Operations                                                        20
Description of Property                                                   22
Management of the Company                                                 22
Director and Executive Compensation                                       23
Changes In and Disagreements with Accountants                             23
Director's and Officers' Indemnification and Insurance                    23
Principal Shareholders                                                    23
Interest of Management and Others in Certain Transactions                 24
Summary Financial Data                                                    24
Dividend Policy                                                           25
Capitalization                                                            25
Dilution                                                                  26
Description of Common Stock                                               27
Disclosure of Commission Position of Indemnification for
  Securities Act Liabilities                                              28
Legal Proceedings                                                         28
Certain Federal Income Tax Considerations                                 28
Legal Matters                                                             29
Experts                                                                   29
Transfer Agent                                                            29
Financial Statements                                                      F-1


Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.          Indemnification of Directors and Officers

Not applicable.

Item 14.          Other Expenses of Issuance and Distribution

All expenses. including all allocated general administrative and overhead expenses. related to the offering or the organization of the Company will be borne by the Company.

The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                       Minimum        Maximum
                                                      --------      ---------
        SEC Registration Fee                          $    278      $     278
        Printing and Engraving Expenses                  2,000         19,000
        Legal Fees and Expenses                          5,000          5,000
        Edgar Fees                                       1,800          1,800
        Accounting Fees and Expenses                     1,000          1,000
        Blue Sky Fees and Expenses                       5,000          5,000
        Miscellaneous                                      200            200
                                                      --------      ---------
                  TOTAL                               $ 15,278      $  32,278

Item 15.          Recent Sales of Unregistered Securities

        The Company sold to its founder 600,000 shares of common stock which was issued to him for $2,000, composed of $500 cash and $1,500 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during July 1999, the founder, sole officer and director purchased stock for a combination of $500 cash and $2,000 of services.


        The Company sold to two companies, a total of 400,000 shares in consideration for $20,000 which was used to pay for the website. This stock was sold at $0.05 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during August 1999, these companies purchased stock for $20,000 cash. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

 Item 16.       Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.       Identification of Exhibit
   3.1*  -      Articles of Incorporation
   3.2*  -      By Laws
   4.2*  -      Specimen Stock Certificate
  10.4*  -      Subscription Escrow Agreement
  10.6*  -      Form of Subscription Agreement
  23.1   -      Opinion of T. Alan Owen & Associates, Attorneys at Law
  23.2*  -      Consent of T. Alan Owen & Associates, Attorneys at Law
  23.3   -      Consent of Charles E. Smith, Certified Public Accountant


*   Filed previously
--------------------


Item 17.        Undertakings
                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
               (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
               (ii) Reflect in the prospectus any facts or events which, individually or together,represent a fundamental change in the information in the Registration Statement.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Garland, State of Texas, on the 12th day of July, 2000.

                                          WHOLESALE ON THE NET, INC.


                                          By:  /s/  Thomas Bieger
                                               -----------------------------
                                                    Thomas Bieger, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                 Title                           Date
--------------------      ------------------------        ----------------------


/s/  Thomas Bieger        President, Secretary,
-------------------       Treasurer; Director             July 12, 2000